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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)
                      ------------------------------------
                WINTHROP CALIFORNIA INVESTORS LIMITED PARTNERSHIP
                            (Name of Subject Company)

                          QUADRANGLE ASSOCIATES II LLC
                                WIN MANAGER CORP.
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------
                                Michael L. Ashner
                             Chief Executive Officer
                                WIN Manager Corp.
                        100 Jericho Quadrangle, Suite 214
                             Jericho, New York 11753
                                 (516) 822-0022

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:
                                 Mark I. Fisher
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10032
                      ------------------------------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*:  $3,875,200       Amount of Filing Fee: $775.04
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 1,384 units of limited partnership interest ("Units") of the subject partnership for $2,800 per Unit. The amount of the filing fee, calculated in accordance with
Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:       $692
Form or Registration No.:     Amendment No. 1 to 14D-1
Filing Party:                 Quadrangle Associates II LLC
Date Filed:                   January 7, 2000



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CUSIP No.   NONE                     14D-1                          Page 2


--------------------------------------------------------------------------------

1.    Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                          Quadrangle Associates II LLC
                                 ------------

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group

      (a)   [ ]

      (b)   [X]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4     Sources of Funds

                                       WC

--------------------------------------------------------------------------------

5.    Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f)                                               [ ]

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

                                    Delaware

--------------------------------------------------------------------------------

7.    Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None

--------------------------------------------------------------------------------

8.    Check if the Aggregate Amount in Row 7 Excludes Certain Shares      [ ]

--------------------------------------------------------------------------------

9.    Percent of Class Represented by Amount in Row 7

                                      0

--------------------------------------------------------------------------------

10.   Type of Reporting Person

                                       OO

--------------------------------------------------------------------------------

CUSIP No.   NONE                     14D-1                          Page 3


--------------------------------------------------------------------------------


1.    Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                                WIN MANAGER CORP.
                                    ---------

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group

      (a)   [ ]

      (b)   [X]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4     Sources of Funds

                                       N/A

--------------------------------------------------------------------------------

5.    Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f)                                               [ ]

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

                  Delaware

--------------------------------------------------------------------------------

7.    Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None

--------------------------------------------------------------------------------

8.    Check if the Aggregate Amount in Row 7 Excludes Certain Shares      [ ]

--------------------------------------------------------------------------------

9.    Percent of Class Represented by Amount in Row 7

                                      0

--------------------------------------------------------------------------------

10.   Type of Reporting Person

                                       CO

--------------------------------------------------------------------------------



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                                 SCHEDULE 14D-1

         This Amendment No. 3 amends the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission (the "Commission") on January 3, 2000 as amended by Amendment No. 1 filed with the Commission on January 7, 2000 and Amendment No. 2 filed with the Commission on January 13, 2000, by Quadrangle Associates II LLC, a Delaware limited liability company (the "Purchaser"), relating to the tender offer by the Purchaser to purchase up to 1,384 outstanding units of limited partnership interest ("Units") of Winthrop California Investors Limited Partnership(the "Partnership"), at a purchase price of $2,500 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 3, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").

ITEM 1.   SECURITY AND SUBJECT COMPANY.

                  Item 1(b) is hereby amended by the following:

                  The Purchase Price for the Units has been increased to $2,800 per Unit, net to the seller in cash, without interest, less any distributions paid after the date of the Offer and prior to the expiration date of the Offer.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 4(a) is hereby amended by the following:

                  The total amount of funds necessary to purchase the maximum number of Units sought pursuant to the Offer has been increased to $3,875,200.

ITEM 10.  ADDITIONAL INFORMATION.

                  Item 10(f) is hereby amended to add the following:

                  The information set forth in the letter to Limited Partners attached hereto as Exhibit (a)(5) is incorporated by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

                  Item 11 is hereby amended by adding the following, which is attached as Exhibit:

         (a)(5) Letter, dated January 18, 2000, from the Purchaser to the Limited Partners of the Partnership.


                                       4


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 2000

                                    QUADRANGLE ASSOCIATES II L.L.C.

                                    By:   WIN Manager Corp.


                                          By:  Peter Braverman
                                             ---------------------------------
                                               Peter Braverman
                                               Vice President


                                    WIN MANAGER CORP.


                                    By:   Peter Braverman
                                       ---------------------------------
                                          Peter Braverman
                                          Vice President



                                       5

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                                  EXHIBIT INDEX

Exhibit           Description
-------           -----------

(a)(5)      Letter, dated January 18, 2000, from the
            Purchaser to the Limited Partners of the Partnership.


                                       6